SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 1st October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1  Transaction in Own Shares released on 3 September 2007
1.2  Transaction in Own Shares released on 4 September 2007
1.3  Director/PDMR Shareholding released on 4 September 2007
1.4  Transaction in Own Shares released on 5 September 2007
1.5  Director/PDMR Shareholding released on 5 September 2007
1.6  Transaction in Own Shares released on 6 September 2007
1.7  Director/PDMR Shareholding released on 6 September 2007
1.8  Transaction in Own Shares released on 7 September 2007
1.9  Transaction in Own Shares released on 10 September 2007
2.0  Transaction in Own Shares released on 11 September 2007
2.1  Director/PDMR Shareholding released on 11 September 2007
2.2  Transaction in Own Shares released on 12 September 2007
2.3  Transaction in Own Shares released on 13 September 2007
2.4  Director/PDMR Shareholding released on 13 September 2007
2.5  Transaction in Own Shares released on 14 September 2007
2.6  Transaction in Own Shares released on 18 September 2007
2.7  Director/PDMR Shareholding released on 18 September 2007
2.8  Transaction in Own Shares released on 19 September 2007
2.9  Transaction in Own Shares released on 20 September 2007
3.0  Transaction in Own Shares released on 21 September 2007
3.1  Transaction in Own Shares released on 24 September 2007
3.2  Transaction in Own Shares released on 25 September 2007
3.3  Transaction in Own Shares released on 26 September 2007
3.4  Transaction in Own Shares released on 27 September 2007
3.5  Transaction in Own Shares released on 28 September 2007
3.6  Total Voting Rights released on 28 September 2007
3.7  Director/PDMR Shareholding released on 28 September 2007

Exhibit 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 September 2007

BP p.l.c. announces that on 31 August 2007, it purchased for cancellation 1,780,000 ordinary shares at prices between 555.00 pence and 558.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,943,679,378 ordinary shares
in Treasury, and has     19,048,495,873 ordinary shares in issue (excluding
Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 September 2007

BP p.l.c. announces that on 3 September 2007 it transferred to participants in its employee share schemes 1,215,339 ordinary shares at prices between 386.0 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,942,464,039 ordinary shares in Treasury, and has 19,049,739,592 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  4 September 2007

BP p.l.c was notified on 3 September 2007 by Computershare Plan Managers that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the following number of shares at an option price of GBP3.86 through the exercise of options to purchase shares under the 2004 BP ShareSaveUK Plan, on 3 September 2007. They subsequently sold the same number of BP Ordinary Shares (ISIN number GB0007980591)@ GBP5.510020 per share on 3 September 2007:

Mr P.B.P Bevan     976 BP Ordinary shares

Ms V. Cox          1,953 BP Ordinary shares

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  5 September 2007

BP p.l.c. announces that on 4 September 2007, it purchased for cancellation 1,025,000 ordinary shares at prices between 548.00 pence and 555.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,464,039 ordinary shares in Treasury, and has 19,048,714,592 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  5 September 2007

BP p.l.c. was advised on 5 September 2007, by Lloyds TSB Registrars that Mr. I.C. Conn, a Director of BP p.l.c. received 251 BP Ordinary shares (ISIN number GB0007980591) on 4 September 2007 @ GBP5.568069 per share, through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 September 2007

BP p.l.c. announces that on 5 September 2007, it purchased for cancellation 1,760,000 ordinary shares at prices between 556.50 pence and 568.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,464,039 ordinary shares in Treasury, and has 19,047,021,528 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  6 September 2007


We were advised on 6 September 2007 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 4 September 2007 @ $67.803 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        68.4365 ADSs
                          (equivalent to approximately 411 Ordinary shares)

Mr. I.C. Conn             65.3501 ADSs
                          (equivalent to approximately 392 Ordinary Shares)

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 September 2007

BP p.l.c. announces that on 6 September 2007, it purchased for cancellation 1,755,000 ordinary shares at prices between 558.00 pence and 566.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,464,039 ordinary shares
in Treasury, and has      19,045,283,528 ordinary shares in issue (excluding
Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 September 2007

BP p.l.c. announces that on 7 September 2007, it purchased for cancellation 2,185,000 ordinary shares at prices between 557.00 pence and 570.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,464,039 ordinary shares in Treasury, and has 19,043,148,328 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 September 2007

BP p.l.c. announces that on 10 September 2007, it purchased for cancellation 2,190,000 ordinary shares at prices between 556.50 pence and 565.50 pence per share.

BP p.l.c. also announces that on 10 September 2007 it transferred to participants in its employee share schemes 332,027 ordinary shares at prices between 386.0 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,942,142,012 ordinary shares in Treasury, and has 19,041,344,663 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 September 2007

BP p.l.c. was advised on 11 September 2007 by Computershare Plan Managers that on 10 September 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.60 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward        66 shares
Mr I.C. Conn           66 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       66 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 September 2007

BP p.l.c. announces that on 11 September 2007, it purchased for cancellation 2,190,000 ordinary shares at prices between 559.00 pence and 563.50 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,142,012 ordinary shares in Treasury, and has 19,039,204,955 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.      Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 September 2007

BP p.l.c. announces that on 12 September 2007, it purchased for cancellation 2,175,000 ordinary shares at prices between 561.00 pence and 570.00 pence per share.

BP p.l.c. also announces that on 12 September 2007 it transferred to participants in its employee share schemes 3,456 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,942,138,556 ordinary shares in Treasury, and has 19,037,245,721 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  13 September 2007

We were advised on 12 September 2007 by Computershare Plan Managers that the following Directors of BP p.l.c received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 September 2007 at GBP5.61 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward                    50 shares
Mr. I. C. Conn                      50 shares
Mr A G Inglis                       40 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 September 2007

BP p.l.c. announces that on 13 September 2007, it purchased for cancellation 1,450,000 ordinary shares at prices between 568.00 pence and 573.00 pence per share.

BP p.l.c. also announces that on 13 September 2007 it transferred to participants in its employee share schemes 127,807 ordinary shares at prices between 386.0 pence and 452.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,942,010,749 ordinary shares in Treasury, and has 19,035,933,428 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 September 2007

BP p.l.c. announces that on 17 September 2007, it purchased for cancellation 1,755,000 ordinary shares at prices between 565.50 pence and 572.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,010,749 ordinary shares in Treasury, and has 19,034,182,428 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  18 September 2007

BP p.l.c. was advised on 18 September 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 4 September 2007 @ GBP5.595909 per Ordinary share as a result of reinvestment of dividends on shares held by them in the Plans:-

Directors

Mr I C Conn                         1,022 shares
Dr. A.B. Hayward                    1,128 shares
Mr A.G Inglis                         187 shares

Persons Discharging Managerial Responsibility

Mr P.B.P. Bevan                       206 shares
Ms V. Cox                             187 shares

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 September 2007

BP p.l.c. announces that on 18 September 2007, it purchased for cancellation 2,185,000 ordinary shares at prices between 564.50 pence and 574.50 pence per share.

Following the above transactions, BP p.l.c. holds 1,942,010,749 ordinary shares in Treasury, and has 19,032,019,578 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 September 2007

BP p.l.c. announces that on 19 September 2007, it purchased for cancellation 1,830,000 ordinary shares at prices between 577.50 pence and 588.50 pence per share.

BP p.l.c. also announces that on 19 September 2007 it transferred to participants in its employee share schemes 159,722 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,941,851,027 ordinary shares in Treasury, and has 19,030,413,300 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 September 2007

BP p.l.c. announces that on 20 September 2007, it purchased for cancellation 2,530,000 ordinary shares at prices between 587.0 pence and 591.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,941,851,027 ordinary shares in Treasury, and has 19,027,911,500 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 September 2007

BP p.l.c. announces that on 21 September 2007, it purchased for cancellation 2,110,000 ordinary shares at prices between 590.00 pence and 598.00 pence per share.

Following the above transaction, BP p.l.c. holds 1,941,851,027 ordinary shares in Treasury, and has 19,025,806,780 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 September 2007

BP p.l.c. announces that on 24 September 2007, it purchased for cancellation 2,000,000 ordinary shares at prices between 586.50 pence and 593.25 pence per share.

Following the above transaction BP p.l.c. holds 1,941,851,027 ordinary shares in Treasury, and has 19,023,833,360 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 September 2007

BP p.l.c. announces that on 25 September 2007, it purchased for cancellation 3,450,000 ordinary shares at prices between 569.00 pence and 577.00 pence per share.

Following the above transactions, BP p.l.c. holds 1,941,851,027 ordinary shares in Treasury, and has 19,020,392,160 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 September 2007

BP p.l.c. announces that on 26 September 2007, it purchased for cancellation 2,225,000 ordinary shares at prices between 565.50 pence and 573.00 pence per share.

BP p.l.c. also announces that on 26 September 2007 it transferred to participants in its employee share schemes 101,572 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,941,749,455 ordinary shares in Treasury, and has 19,018,354,275 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.   Tel: 020 7496 4632

Exhibit 3.5

28th September 2007

BP p.l.c   -  Share repurchase programme
BP p.l.c.  -  27 September 2007

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st October 2007 and ends on 23rd October 2007. The shares purchased on behalf of BP plc are for cancellation.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

Exhibit 3.6

BP p.l.c.   - Total Voting Rights
BP p.l.c.   - 28 September 2007

         Voting Rights and Capital - Transparency Directive Disclosure

                                                        London 28 September 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,024,618,338 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,029,700,838. This figure excludes (i) 1,941,851,027 ordinary shares which have been bought back and held in treasury by BP; and (ii) 139,820,337 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit 3.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  28 September 2007

BP p.l.c. was notified on 28 September 2007 by Mr I.C. Conn a director of BP p.l.c., that on 27 September 2007 he exercised an option to acquire 30,000 Executive Options at GBP4.22 and on that date disposed of 30,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP5.68 per share. On 28 September, he exercised an option to acquire 36,000 Executive Options at GBP4.22 and on that date disposed of 36,000 BP Ordinary shares (ISIN number GB0007980591) at GBP5.68

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

                               SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 01 October 2007                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary